Exhibit 8.1

List of Subsidiaries

1.	Sinovac Biotech (Hong Kong) Ltd., a Hong Kong company

2.	Sinovac Biotech Co., Ltd., a PRC company

3.	Sinovac Research and Development Co., Ltd. (formerly known as Beijing Sinovac Biological Technology Co., Ltd.), a PRC company

4.	Sinovac (Dalian) Vaccine Technology Co., Ltd., a PRC company

5.	Sinovac Biomed Co., Ltd. (formerly known as Sinovac Zhong Yi Bio-pharmaceutical Co., Ltd.)